SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

DICE Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23345J104

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23345J104

1.	Names of Reporting Persons. RA Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,208,911

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,208,911

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,208,911

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 23345J104

1.	Names of Reporting Persons. Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,208,911

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,208,911

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,208,911

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 23345J104

1.	Names of Reporting Persons. Rajeev Shah

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,208,911

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,208,911

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,208,911

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 23345J104

1.	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,422,504

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,422,504

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,504

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Schedule 13D statement (the “Statement”) relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of DICE Therapeutics, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 279 E. Grand Avenue, Suite 300, Lobby B, South San Francisco, CA 94080.

Item 2.	Identity and Background

(a)   This Statement is being filed on behalf of RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”), who are collectively referred to herein as the “Reporting Persons”.  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Act”), is attached hereto as Exhibit 1.

The Common Stock reported herein includes 4,422,504 shares held by the Fund and 786,407 shares held by RA Capital Nexus Fund II, L.P. (the “Nexus Fund II”). RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Nexus Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the \the Act, of any securities of the Issuer held by the Fund or the Nexus Fund II.  The Fund and the Nexus Fund II have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund II’s portfolio, including the shares of the Issuer’s Common Stock reported herein.  Because the Fund and the Nexus Fund II have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, the Fund and the Nexus Fund II disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital.  RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Statement other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)    The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)   The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund II. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.

(d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    See Item 6 of the cover pages.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), in Decemberr 2020 the Reporting Persons caused the Fund and the Nexus Fund II to purchase an aggregate of 7,712,296 Series C Preferred Shares (the “Initial Series C Preferred Shares”) of the Issuer in a private placement for an aggregate purchase price of $19,998,754.76. In July 2021, the Reporting Persons caused the Fund and the Nexus Fund II to purchase an aggregate of 3,856,872 Series C Preferred Shares (the “Subsequent Series C Preferred Shares”) of the Issuer in a private placement for an aggregate purchase price of $10,001,254.78. In August 2021, the Reporting Persons caused the Fund and the Nexus Fund II to purchase an aggregate 3,666,492 Series C-1 Preferred Shares (the “Series C-1 Preferred Shares”) of the Issuer in a private placement for an aggregate purchase price of $12,370,010.72. The Initial Series C Preferred Shares and the Subsequent Series C Preferred Shares were exchanged for 2,892,290 Series C Preferred Shares (the “Converted Series C Preferred Shares”) and the Series C-1 Preferred Shares were exchanged for 916,621 Series C-1 Preferred Shares (the “Converted Series C-1 Preferred Shares”) on September 8, 2021 after a 1-for-4 reverse stock split. The Converted Series C Preferred Shares and the Converted Series C-1 Preferred Shares automatically converted into 3,808,911 shares of Common Stock upon completion of the IPO. The Fund and the Nexus Fund II also purchased 1,400,000 shares of Common Stock from the underwriters of the IPO for an aggregate purchase price of $23,800,000.00. All purchases were for cash and were funded by working capital of the Fund and the Nexus Fund II.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Common Stock or to dispose of any of the Common Stock reported herein, the Reporting Persons may acquire additional Common Stock from time to time or dispose of Common Stock they beneficially own, consistent with their investment purposes and in amounts to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. Jake Simson, a Partner of RA Capital, currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of his duties as a director.

The Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

The Reporting Persons may, however, change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)    The information set forth in rows 11 and 13 of the cover pages to this Statement is incorporated by reference. The percentage set forth in row 13 is based on 36,366,754 outstanding shares of Common Stock, as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission on September 16, 2021.

(b)   The information set forth in rows 7 through 10 of the cover pages to this Statement and Item 2 above is incorporated by reference.

(c)    Schedule A sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any Reporting Person and is incorporated herein by reference.

(d)    No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Statement.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

The shares reported on this 13D are subject to a lock-up agreement (the “Lock-Up Agreement”), as referenced in the Issuer’s prospectus filed with the SEC on September 16, 2021.  Pursuant to the Lock-Up Agreement,  the Fund and the Nexus Fund II may not, among other things, offer for sale, sell, contract to sell, grant any option for the sale of, transfer or otherwise dispose of any shares of the Issuer’s common stock, warrants to acquire shares of the Issuer’s common stock or any security or instrument related to the Issuer’s common stock, or enter into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of the Issuer’s common stock, for a period of 180 days following the date of the Issuer’s prospectus without the prior written consent of BofA Securities, Inc., SVB Leerink LLC and Evercore Group L.L.C., subject to certain exceptions. BofA Securities, Inc., SVB Leerink LLC and Evercore Group L.L.C. may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements.

Investor Rights Agreement

On August 20, 2021 the Issuer, the Fund, the Nexus Fund II and certain other parties entered into an amended and restated investors’ rights agreement (the “Investor Rights Agreement”). Beginning 180 days after the effectiveness of the Issuer’s registration statement filed in connection with its initial public offering, the Investors’ Rights Agreement provides the Fund, the Nexus Fund II and other parties thereto with certain demand registration rights, including shelf registration rights, in respect of the shares of Common Stock issued to those parties upon conversion of the Preferred Shares, subject to certain conditions. In addition, in the event that the Issuer registers any securities for public sale in cash, the parties to the Investor Rights Agreement will have the right to include their registrable securities in the registration statement. The registration rights will expire, with respect to any particular holder, the earlier of i) the closing of a deemed liquidation event or ii) three years following the Issuer’s initial public offering.  The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the Fund and the Nexus Fund II and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under certain securities laws and the Fund and the Nexus Fund II are obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to them, subject to certain limitations.

The description of the Investors’ Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the agreement (incorporated by reference to Exhibit 4.2 to the the Issuer’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-259061)).

Item 7.	Material to be Filed as Exhibits

Exhibit 1    Joint Filing Agreement

Exhibit 2    Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-259061))

Exhibit 3    Form of Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-259061))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2021

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
Name:	Peter Kolchinsky
Title:	Manager

Schedule A

Name	Date of Transaction	Number of Shares Acquired / (Disposed)	Transaction	Price per Share
RA Capital Healthcare Fund, L.P.	7/19/21	3,278,340 Series C Preferred	Purchase	$2.5931

RA Capital Healthcare Fund, L.P.	8/20/21	2,566,544 Series C-1 Preferred	Purchase	$3.3738

RA Capital Healthcare Fund, L.P.	9/8/21	2,458,447 Series C Preferred	Exchange	(1)

RA Capital Healthcare Fund, L.P.	6/23/21	641,635 Series C-1 Preferred	Exchange	(1)

RA Capital Healthcare Fund, L.P.	9/17/21	3,100,082 Common Stock	Conversion	(2)

RA Capital Healthcare Fund, L.P.	9/17/21	1,322,422 Common Stock	Purchase	$17.00

RA Capital Nexus Fund II, L.P.	7/19/21	578,532 Series C Preferred	Purchase	$2.5931

RA Capital Nexus Fund II, L.P.	8/20/21	1,099,948 Series C-1 Preferred	Purchase	$3.3738

RA Capital Nexus Fund II, L.P.	9/8/21	433,843 Series C Preferred	Exchange	(1)

RA Capital Nexus Fund II, L.P.	6/23/21	274,986 Series C-1 Preferred	Exchange	(1)

RA Capital Nexus Fund II, L.P.	9/17/21	708,829 Common Stock	Conversion	(2)

RA Capital Nexus Fund II, L.P.	9/17/21	77,578 Common Stock	Purchase	$17.00

(1)	On September 2, 2021, the Issuer’s Board and stockholders approved and effected a 1-for-4 reverse stock split of the Company’s common stock and convertible preferred stock which became effective on September 8, 2021.

(2)	On September 17, 2021, each share of Series C Preferred Stock and each share of Series C-1 Preferred Stock converted into Common Stock of the Issuer at a ratio of 1-for-1 without payment of further consideration upon closing of the initial public offering of the Issuer’s common stock. The shares had no expiration date.

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of September 27, 2021, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.0001 per share of DICE Therapeutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager